Exhibit 11.1

Computation of Earnings Per Share

The Company follows Financial Accounting Standards Board's Statement No. 128, "Earnings Per Share" ("SFAS 128"), codified in ASC 260, in which income for Basic Earnings Per Share ("EPS") is adjusted for dividends attributable to preferred stock and is based on the weighted average number of common shares outstanding. Diluted EPS is computed by using the weighted average number of common shares outstanding, increased by the assumed conversion of the convertible preferred stock and the assumed conversion of stock options and restricted stock.

The components of basic and diluted earnings per share for the years ended December 31, 2018, 2017 and 2016 are as follows (in thousands, except share data):

	2018	2017	2016
Basic Net Income per Common Share
Available to Common Stockholders:
Net income	$36,600,000	$26,684,000	$21,840,000
Preferred stock dividends	—	—	(825,000)
Net income available to common stockholders	$36,600,000	$26,684,000	$21,015,000
Weighted average common shares outstanding	14,487,126	12,531,659	10,149,099
Basic earnings per common share	$2.53	$2.13	$2.07
Diluted Net Income per Common Share
Available to Common Stockholders:
Net income available to common stockholders	$36,600,000	$26,684,000	$21,015,000
Effect of assumed preferred stock conversion	—	—	825,000
Net income applicable to diluted earnings per share	$36,600,000	$26,684,000	$21,840,000
Weighted average common shares outstanding	14,487,126	12,531,659	10,149,099
Dilutive potential common shares:
Assumed conversion of stock options	209	4,875	3,111
Restricted stock awarded	13,250	—	4,107
Assumed conversion of preferred stock	—	—	507,393
Dilutive potential common shares	13,459	4,875	514,611
Diluted weighted average common shares outstanding	14,500,585	12,536,534	10,663,710
Diluted earnings per common share	$2.52	$2.13	$2.05

There were no shares not considered in computing diluted earnings per share for the years ended December 31, 2018, 2017 and 2016.